UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM SD
SPECIALIZED DISCLOSURE REPORT
_______________________________________________
COMMISSION FILE NUMBER 1-11846
AptarGroup, Inc.

DELAWARE	36-3853103
(State of Incorporation)	(I.R.S. Employer Identification No.)

265 EXCHANGE DRIVE, SUITE 100, CRYSTAL LAKE, ILLINOIS 60014

Robert W. Kuhn
Executive Vice President and Chief Financial Officer
815-477-0424
_______________________________________________
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this Form applies:
☑ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021
☐  Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended.

SECTION 1.      CONFLICT MINERALS DISCLOSURE
Item 1.01            Conflict Minerals Disclosure and Report
AptarGroup, Inc. (the “Company”) has filed a Conflict Minerals Report for the reporting period January 1, 2021 to December 31, 2021 with the Securities and Exchange Commission (the “SEC”). The Company evaluated its current product lines and determined that certain products the Company manufactures or contracts to manufacture contain “conflict minerals” as defined in applicable SEC rules. The Company is filing this form along with a Conflict Minerals Report to disclose the process it used to determine the source of the conflict minerals utilized in the manufacture of its products.
Item 1.02            Exhibit
In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, a copy of the Company's Conflict Minerals Report for the reporting period January 1, 2021 to December 31, 2021 is filed herewith as Exhibit 1.01 and is available at investors.aptar.com (see "SEC Filings" on the Financials page). Information on the Company’s website shall not be deemed to be a part of, or incorporated into, this report.
SECTION 3.      EXHIBITS
Item 3.01            Exhibits

Exhibit 1.01	Conflict Minerals Report for the reporting period January 1, 2021 to December 31, 2021 as required by Items 1.01 and 1.02 of this Form.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

AptarGroup, Inc.
(Registrant)

By	/s/ ROBERT W. KUHN
Robert W. Kuhn
Executive Vice President and Chief Financial Officer

Date: May 27, 2022